# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### October 12, 2011

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

## CERUS CORPORATION

### File No. 333-11341 - CF#27356

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**CERUS CORPORATION** submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 4, 1996.

Based on representations by **CERUS CORPORATION** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

| | |
|---|---|
| Exhibit 10.19 | through October 5, 2016 |
| Exhibit 10.20 | through October 5, 2016 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel